Exhibit 99.1

Disclaimer
General:
 The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2012 and the Semi-Annual Report as at June 30,
2013, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.
 Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law.
 Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year.
 This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.
Information Relating to Forward-Looking Statements:
 This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli
Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form
20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

  Ellomay operates in the energy and
 infrastructure sectors, including
 renewable and clean energy, and
 exploits attractive yield to risk
 ratios.
  Ellomay is controlled by Mr. Shlomo
 Nehama, Mr. Hemi Raphael and
 Mr. Ran Fridrich.

140%
120%
100%
80%
60%
40%
20%
0%
-20%
22-Oct-12
22-Nov-12
22-Dec-12
22-Jan-13
22-Feb-13
22-Mar-13
22-Apr-13
22-May-13
22-Jun-13
22-Jul-13
22-Aug-13
22-Sep-13
22-Oct-13
ELLO
S&P 500

ellomay
CAPITAL LIMITED

  Ellomay is an Israeli based company whose shares are listed on the
 NYSE MKT (“ELLO”).
  Ellomay’s equity as of June 30, 2013 is approximately US$ 96.4 million.
  Ellomay’s market cap, as of October 2013, is approximately US$ 112 million (US$ 10.5 per share).

Ellomay’s Growing Market Cap

ellomay
CAPITAL LIMITED
PV
Oil & Gas Exploration

ellomay
CAPITAL LIMITED

Ellomay’s Structure and Activities
13 PV plants in Italy and
Spain***, with an aggregate
capacity of approximately
25MW
The public
Shlomo Nehama
Kanir Partnership
* Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and the company controlled by Shlomo Nehama.
** Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael . The holdings of Kanir Partnership includes 1.1% and 4.3% held by Ran
 Fridrich and Hemi Raphael respectively, as well as 3.8% held by the Mor brothers directly and indirectly (through Bonstar).
*** Ellomay owns 85% of the Spanish PV plant (with the aggregate capacity of 2.3MW).
27.2%
35.2%**
37.6%
Shareholders’ Agreement *
100%
7.5%
Dorad Energy
Dorad is expected to be Israel's largest
private power plant (approximately
800MW, approximately 6% of Israel
electricity), and is currently under final
stages of construction. The cost of Dorad
is estimates at US$1.2 billion. The power
plant is bi-fuel and will be powered by
natural gas.
10%
Itzchak License

The Photovoltaic Market in a Nutshell
  Photovoltaic systems perform a direct conversion of solar power into electricity (unlike thermo-solar systems, in which the solar energy heats fluid into steam that activates a turbine that generate electricity).
  The solar resource is unlimited and free (the sun).
  The technology has been in use for decades, it is considered efficient and extremely stable, and does not require significant maintenance throughout the lifetime of the system.
  In order to promote the implementation of green energy facilities, different countries choose different methods to incentivize the industry: tax benefits, feed in tariff (FIT), grants, subsidized loans, etc.
Italian PV Market
  The Italian government adopted the European most common incentive scheme in
 Europe - Feed In Tariff (FIT). The energy authority in Italy (GSE) pays in a long-term nominal rate per every kilo-watt hour that is produced by a PV plant. The rate varies based on the connection date and on the size of the plant. This payment is in addition to the selling price of electricity, which has a minimum guaranteed rate (depends on the amount of electricity produced in each Italian plant).
  The FIT is guaranteed for 20 years, starting at the connection date.

120,000
100,000
80,000
60,000
40,000
20,000
MW
1,400
1,765
2,235
2,820
3,952
5,364
6,946
9,521
16,229
23,605
40,670
71,061
102,156
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Europe
Rest of the World

ellomay
CAPITAL LIMITED

The Global PV Market
The cumulative global PV capacity at the end of 2012 was 102 GWp, out of which 70 GWp are in Europe and 17 GWp are in Italy alone.

Global irradiation [kWh/m²]
<600 800 1000 1200 1400 1600 1800 2000 2200>
<450 600 750 900 1050 1200 1350 1500 1650>
Solar electricity [kWh/kWp]

Bergamo
Milano
Brescia
Torino
Verona
Venezia
Padova
Ljubljana
Zagreb
Alessandria
Genova
Bologna
Rimini
Monaco
Nice
Antibes
Pisa
Firenze
San Marino
Arezzo
Ajaccio
Roma
Sassari
Barletta
Bari
Napoli
Salerno
Cagliari
Palermo
Messina
Reggio Di Calabria
Catania
Annaba
Tunis
Grenoble
Saraje

ellomay
CAPITAL LIMITED

Why Italy?
  Italy has high levels of
 radiance in European terms
 (1200-1600 kWh/kWp)

Italian PV Portfolio

Project name	Size (kWp)	Status	Technology	Region	FIT
Del Bianco	734	Connected	Fix	Marche	2010
Costantini	734	Connected	Fix	Marche	2010
Giacchè	730	Connected	Trackers	Marche	2010
Massaccesi	749	Connected	Trackers	Marche	2010
Troia 8	996	Connected	Fix	Puglia	2010
Troia 9	996	Connected	Fix	Puglia	2010
Galatina	999	Connected	Fix	Puglia	2010
Pedale	2,994	Connected	Trackers	Puglia	5/2011
D'angella	931	Connected	Fix	Puglia	6/2011
Acquafresca	948	Connected	Fix	Puglia	6/2011
Soleco	5,924	Connected	Fix	Veneto	8/2011
Tecnoenegy	5,900	Connected	Fix	Veneto	8/2011

ellomay
CAPITAL LIMITED

Project name	Rinconada II
Location	Alcolea (Cordoba, Spain)
Size (kWp)	2,275
25 years FIT	July 2010
Technology	Fix
Status	Connected

ellomay
CAPITAL LIMITED

PV Plant in Spain - 2.276 MW*
* Ellomay owns 85% of the plant.

30
25
20
15
10
5
0
MWp
6
11
13.3
25.3
2010
2011
2012
2013
Cumulative Capacity [MWp]

ellomay
CAPITAL LIMITED

Growing Capacity of Ellomay’s PV Portfolio

The cost of the project is estimated at approximately **US$ 1.2 billion**. The project has secured one of the largest project finance facilities in Israel of over **US$ 1 billion**. The financing facility was led by Israel's largest banks and institutional investors.

ellomay
CAPITAL LIMITED

Dorad Energy
  Ellomay holds indirectly 7.5%
 interest in Dorad, and an option to
 purchase additional interest of
 approximately 1.9%.
  Dorad is expected to be the largest
 private power stations in Israel, with
 installed capacity of approximately
 800 MW. The station is bi-fuel and will
 be powered by natural gas.

Dorad Energy
  Electricity will be sold directly to end-users and to the national distribution network at competitive rates.
  The station, that was declared a national infrastructure project by the
 Israeli Prime Minister, is currently under final stages of construction and is scheduled to commence operation at the end of 2013.
  Ellomay has invested approximately NIS 81 million (i.e. approximately
 US$ 24.7 million) in the project as of June 30, 2013.

December 31 2012	June 30 2013
Cash and cash equivalent	33,292	1,632
Short-term deposits	5,290	5,306
Short-term restricted cash	8,085	7,836
Long-term restricted cash	3,253	5,088
Trade receivables	95	412
Income receivables	492	3,863
Other receivables and prepaid expenses	3,944	4,284
Other assets	746	992
Property, plant and equipment	53,860	91,553
Investment in Dorad	19,683	24,669
Total assets	128,740	145,635
Loans and borrowings	7,044	830
Finance lease obligations and Long-term bank loans	18,578	35,584
Trade payable	1,926	1,685
Accrued expenses and other payables	14,251	8,261
Long-term payables	3,827	2,826
Total liabilities	45,626	49,186
Total equity	83,114	96,449

ellomay
CAPITAL LIMITED

Consolidated Statements of Financial Position
(US$ in thousands)

Consolidated Interim Statements of Comprehensive Income (loss) (US$ in thousands)

	For the six months ended June 30 2012	For the year ended December 31 2012	For the six months ended June 30 2013
Revenues	**4,382**	**8,890**	**4,840**
Operating expenses	(1,045)	(1,954)	(882)
Depreciation expenses	(1,292)	(2,717)	(1,422)
Gross profit	**2,045**	**4,219**	**2,536**
General and administrative expenses	(1,377)	(3,110)	(1,294)
Gain on bargain purchase	160	(394)	* 10,237
Operating profit	**828**	**715**	**11,479**
Financing income	780	549	126
Financial income (expenses) in connection with derivatives, net	(1,427)	(2,010)	3,827
Financing expenses	(546)	(2,166)	(1,587)
Financing income (expenses), net	(1,193)	(3,627)	2,366
Company's share of losses of investees	(145)	(232)	(233)
Profit (loss) before taxes on income	**(510)**	**(3,144)**	**13,612**
Taxes on income	(171)	1,011	(777)
Net income (loss) for the period	**(681)**	**(2,133)**	**12,835**
Non-controlling interests	-	(23)	44
Foreign currency translation differences from foreign operations	(1,369)	1,620	500
Total comprehensive income (loss) for the periods	(2,050)	(513)	13,335

*Due to negative goodwill

June 30 2012	December 31 2012	June 30 2013
Debt to Assets Ratio*	0.622	0.645	0.662
Working Capital (US$ thousands)**	28,300	27,977	12,557
Current Ratio***	1.95	2.2	2.16

ellomay
CAPITAL LIMITED

Financial Ratios

 * Debt to Assets Ratio is calculated by dividing the Total Liabilities by the Total Assets
** Working Capital is calculated as Current Assets minus Current
 Liabilities
*** Current Ratio is calculated by dividing the Current Assets by the
 Current Liabilities.

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